SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

November 14, 2014

VIA COURIER AND EDGAR

Re:	Summit Materials, Inc.
Draft Registration Statement on Form S-1
Submitted October 9, 2014
CIK No. 0001621563

Kamyar Daneshvar, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Daneshvar:

On behalf of Summit Materials, Inc. (“Summit”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced Draft Registration Statement relating to the offering of shares of its Class A common stock, marked to show changes from the Draft Registration Statement confidentially submitted on October 9, 2014. The Draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated November 5, 2014, regarding the Draft Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Summit.

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General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summit respectfully advises the Staff that no written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), have been presented by Summit, or anyone authorized by Summit, to potential investors in reliance on Section 5(d) of the Securities Act. Summit will supplementally provide to the Staff any such written communications in the event they are utilized in the future in connection with the offering.

2.	We note that you intend to file by amendment certain exhibits, including the underwriting agreement, consents and the legal opinion. We may have comments on the opinion and other exhibits after they are filed. Please allow sufficient time for staff review of these materials before requesting acceleration of effectiveness of the registration statement.

We have attached as Annex A to this letter the form of the legal opinion that Summit anticipates filing with a subsequent pre-effective amendment. Summit respectfully advises the Staff that it will file required exhibits in one or more future pre-effective amendments. Summit understands that the Staff requires a reasonable amount of time for review.

3.	Prior to the effectiveness of the registration statement, please arrange for a representative of FINRA to call us or confirm in writing that it has cleared the underwriting arrangements for the offering.

Summit acknowledges the Staff’s comment and respectfully advises that it will arrange for a representative of FINRA to call the Staff or confirm in writing that FINRA has cleared the underwriting arrangements for the offering.

4.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, or if you plan to use any photographic materials, please provide any additional graphics or photographic material prior to its use for our review.

Summit respectfully advises the Staff that artwork for the inside front and back covers of the prospectus are still being prepared. Summit will provide the Staff with copies of such artwork for review prior to inclusion in any preliminary

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prospectus delivered to prospective investors. Summit acknowledges that the Staff must have sufficient time to comment on the graphic materials or artwork and undertakes to provide the artwork in a timely manner.

Table of Contents, page i

5.	We note your disclosure immediately after the table of contents that the information in the prospectus is accurate “only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock.” This statement may suggest to investors that they are responsible for seeking to obtain relevant updated information, or that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Note that information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act. Please clarify this statement.

Summit has revised the disclosure immediately after the table of contents of Amendment No. 1 to remove the last sentence of the first paragraph.

Prospectus Summary, page 1

General

6.	Please ensure that the information you include in your summary is balanced. For example, please revise your disclosure to briefly discuss your historical losses and your leverage, including your current amount of debt outstanding where you discuss your revenue in 2013 and the first six months of 2014.

Summit has revised page 1 to address the matters identified in the Staff’s comment.

7.	We note your reference to information provided by the National Association of Home Builders and the Portland Cement Association, including the PCA 2013 North American Cement Industry Annual Yearbook. Much of this information contains estimates, forecasts and expectations for future growth. Please provide us with copies of these source materials, appropriately marked to identify the specific sections that you are citing.

Summit is supplementally providing the Staff with a binder that contains copies of the source materials with regard to information provided by the National Association of Home Builders and the Portland Cement Association that is referenced in the Draft Registration Statement (together with the supplemental materials that are provided in response to Comment 10 below, the “Supporting Materials”).

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Pursuant to Rule 418(b) under the Securities Act, the Supporting Materials are being provided to the Staff on a supplemental basis only under separate cover and are not to be filed with or deemed part of or included in the Draft Registration Statement. Pursuant to Rule 418, and on behalf of Summit, we request that the Supporting Materials be returned to Summit upon completion of your review thereof. Please contact us when you have completed your review, and we will arrange for the Supporting Materials to be picked up from you.

8.	If true, please confirm that all market and industry data you attribute to third parties represents information that is generally available to the public and was not commissioned by you for a fee for use in the registration statement.

Summit confirms that all market and other industry data attributed to third parties that is included in the Draft Registration Statement is generally available to the public and was not commissioned by Summit for a fee for use in the Draft Registration Statement.

Our Company, page 1

9.	Please revise to provide support and context for, or state as management’s belief, that you “are one of the fastest growing heavy-side construction materials companies in the Unites States.”

Summit has revised the disclosure on page 1 to provide support and context for the statement that it is one of the fastest growing heavy-side construction materials companies in the United States.

10.	Please provide us with supplemental support or context for management’s belief that you are, by volume, “a top 10 aggregates supplier, a top 25 cement producer and a major producer of ready-mixed concrete and asphalt paving mix.” For example, if such rankings are based on industry publications and/or management’s estimates, please provide us supplementally with copies.

Included in the Supporting Materials referenced in Summit’s response to Comment 7, Summit is supplementally providing support for the statements referenced in the Staff’s comment.

Our Regional Platforms, page 2

11.	We note your disclosure of the percentage of Adjusted EBITDA earned by each reportable segment. Please include a presentation of the US GAAP most directly comparable financial measure(s) with equal or greater prominence. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K for guidance.

As described in detail in response to Comment 20 below, Summit respectfully advises the Staff that the segment information is presented in conformity with FASB Accounting Standards Codification Topic 280, Segment Reporting (“ASC 280”), and is therefore excluded from the definition of non-GAAP financial measures.

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Our Competitive Strengths, page 4

12.	We note your disclosure of pro forma Adjusted EBITDA. Please include a presentation of net loss, the most directly comparable US GAAP financial measure with equal or greater prominence. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K for guidance.

In response to Comment 6 above, Summit has revised page 1 to present net loss information with greater prominence than the Pro Forma Adjusted EBITDA information presented on page 5.

Our Structure, page 9

13.	In footnote 2 to the diagram on page 10, you discuss the rollover election that Continental Cement Class B holders can make. Please clarify your reference to the Summit Owner Holdco Units that will “track interests in shares of Class A common stock that will be held by Summit Owner Holdco”, as it appears from your diagram that Summit Owner Holdco will only have shares of Class B common stock.

Summit has revised the diagrams on pages 10 and 44, and footnote (2) thereto on pages 11 and 45, to clarify interests that are expected to be held by Summit Owner Holdco upon consummation of the offering.

Summary Historical Consolidated Financial and Other Data, page 17

14.	We note your presentation of pro forma Adjusted EBITDA and pro forma revenue. Please expand your presentation to comply with the guidance in Article 11-02 of Regulation S-X for presenting pro forma financial information.

Summit respectfully notes that Article 11 pro forma financial statements are included on pages 54 to 61, which give pro forma effect to the sale of shares of Class A common stock by Summit and the related application of net proceeds to redeem a portion of Summit’s outstanding 10 1⁄2% senior notes due 2020 and to repay a portion of its senior secured credit facilities. This disclosure also gives pro forma effect to the consummation of the Offering Transactions as described in “Organizational Structure—Offering Transactions” in Amendment No. 1. The Article 11 pro forma financial statements do not give effect to the acquisitions of Alleyton, Troy Vines, Buckhorn Materials, Canyon Redi-Mix, Mainland and Southwest Ready Mix (each as defined in Amendment No. 1) because they do not meet the significance thresholds in Articles 11-01(b)(1) and 3-05(b)(2) of Regulation S-X. In addition, Summit respectfully notes that Article 11-01(c) of

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Regulation S-X provides that “[t]he pro forma effects of a business combination need not be presented pursuant to this section if separate financial statements of the acquired business are not included in the filing.”

The presentation of Pro Forma Adjusted EBITDA and pro forma revenue, which we have renamed Adjusted Revenue in Amendment No. 1, are supplemental non-GAAP measures that also give effect to incremental EBITDA and revenue for the acquisitions of Alleyton, Troy Vines, Buckhorn Materials, Canyon Redi-Mix, Mainland and Southwest Ready Mix as if those acquisitions had occurred on the first day of the fiscal period. Summit’s senior secured credit facilities use Pro Forma Adjusted EBITDA to measure compliance with covenants such as net leverage, interest coverage and debt incurrence, and the indenture governing Summit’s 10 1⁄2% senior notes due 2020 uses Pro Forma Adjusted EBITDA in connection with its debt incurrence and restricted payment capacity. The definition of Pro Forma Adjusted EBITDA pursuant to Summit’s indenture and senior secured credit facilities include the pro forma EBITDA effect of all acquisitions as if they were completed at the beginning of the twelve-month period, which is why the pre-acquisition EBITDA of Alleyton, Troy Vines, Buckhorn Materials, Canyon Redi-Mix, Mainland and Southwest Ready Mix is included in the presentation.

The presentation of Pro Forma Adjusted EBITDA and Adjusted Revenue also gives effect to other adjustments as described in footnote (2) to the table on page 18 and are also defined pursuant to the indenture governing Summit’s 10 1⁄2% senior notes due 2020. In addition, Summit believes that presenting Pro Forma Adjusted EBITDA and Adjusted Revenue supplementally provides investors with a more complete understanding of factors and trends affecting Summit’s business, as further described in footnote (2) to the table on page 18.

15.	We note your statement that Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA margin are presented to evaluate your ability to service your debt and to evaluate flexibility under certain restrictive covenants. Please provide a reconciliation from operating cash flows presented in accordance with US GAAP, or remove this disclosure. Please refer to Item 10(e)(1)(i)(b) of Regulation S-K for guidance. Please also refer to your disclosure on page 68 and address the need to provide a reconciliation from operating cash flows.

Summit has revised has revised footnote (2) to the table on page 18 to remove the disclosure noted by the Staff and clarify that Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA margin are presented to measure Summit’s compliance with its debt covenants. Accordingly, Summit respectfully submits that it does not believe that a reconciliation from operating cash flows is necessary on page 72 of its updated interim period disclosure.

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Risk Factors, page 22

If we are unable to implement and maintain effective internal control over financial reporting in the future, page 35

16.	We note your disclosure that “[o]ur independent registered public accounting firm is required to express an opinion as to the effectiveness of our internal control over financial reporting beginning with our second annual report on Form 10-K following this offering.” Please reconcile this with your disclosure on page 13 suggesting that you will be exempt from the auditor attestation requirement until you are no longer an emerging growth company.

Summit acknowledges the Staff’s comment and has revised the disclosure on pages 35 and 36 to clarify that although it will be required to furnish a report by management on its internal control over financial reporting beginning with its second annual report on Form 10-K following the offering, the auditor attestation requirement will not be required until after Summit is no longer an emerging growth company.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 53

17.	Please note that once you have included complete pro forma financial information in your Form S-1, we will need sufficient time to review such information and may have additional comments based on your compliance Article 11 of Regulation S-X, including an introduction to the pro forma financial information that fully complies with Article 11-02(b)(2) of Regulation S-X; disclosures that clearly communicate the nature and amounts of the adjustments being made including how you determined the adjustment amount per Article 11-02(b)(6); and disclosures for aspects of the Offering Transactions that have not been reflected in the pro forma financial statements per Article 11-02(b)(6).

Summit respectfully acknowledges the Staff’s comment regarding the completed pro forma financial information and understands that the Staff requires a reasonable amount of time for review.

18.	Please include a discussion for the Tax Receivable Agreement, noting that an adjustment has not been included in the pro forma financial statements, or provide a cross-reference to applicable disclosure in the Form S-1 that includes when a liability will be triggered, how you intend to account for the tax receivable agreement, and how the agreement will/may impact your financial statements in the future.

Summit has revised page 54 to include an explanatory paragraph to clarify that no exchanges or other tax benefits have been assumed in the pro forma financial statements and to include a cross-reference to the full description of the Tax Receivable Agreement included elsewhere in Amendment No. 1.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

General

19.	In addition to informing readers how the company earns revenues and income and generates cash, an informative overview section provides insight into short and long term material opportunities, challenges and risks on which the company’s executives are currently focused. Please revise your disclosure to address any short and long terms material opportunities, challenges and risks, as well as the actions management is taking to address them. For example, in light of the company’s acquisition strategy, a more fulsome discussion of the significant amounts of cash required to service your existing and future debt obligations appears material to understanding the company’s prospective operating results. Please also focus your revised discussion on any material trends and uncertainties. Refer to Sections III.A and III.B.3 of SEC Release No. 33-8350.

Summit respectfully advises the Staff that it has considered its short and long term material opportunities, challenges and risks and believes that the only material opportunities, challenges and risks to Summit that merit additional discussion in the Management’s Discussion and Analysis of Financial Condition and Results of Operations relate to Summit’s debt levels, interest obligations and existing and future debt obligations in connection with its acquisition strategy. Accordingly, Summit has revised page 67 to provide more fulsome disclosure with respect to the significant amounts of cash required to service its existing and future debt obligations in connection with its acquisition strategy.

Results of Operations, page 68

20.	Please provide a reconciliation of Adjusted EBITDA from the segment profit measure used by the CODM for each segment and each period presented. Please refer to Item 10(e)(1)(i)(b) of Regulation S-K for guidance.

Summit respectfully advises the Staff that the Adjusted EBITDA by segment is the segment profit measure used by the CODM for each segment and each period presented. Summit has revised Note 20 on pages F-35 to F-37 and Note 12 of its unaudited consolidated interim financial statements included in Amendment No. 1 on pages F-53 and F-54 to clarify that Summit’s CODM, in accordance with ASC 280, uses Adjusted EBITDA as Summit’s only measure of segment profit or loss for purposes of assessing segment performance and allocating resources.

Summit respectfully refers the Staff to Section 104 of its Compliance & Disclosure Interpretations related to non-GAAP financial measures (Last Update: July 8, 2011), specifically Question 104.1, which provides that segment information presented in conformity with ASC 280 are not considered non-GAAP financial measures. Accordingly, because Summit’s only segment profit measure,

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Adjusted EBITDA, is presented in conformity with ASC 280 and is therefore not considered a non-GAAP measure, Summit respectfully submits that a reconciliation is not required.

21.	For each period presented, please quantify the impact changes in volume, pricing, acquisitions, and any other material factor disclosed for the changes in revenue and operating (loss) income for each period presented at the consolidated and segment levels. Please ensure the factors disclosed address a significant portion of the change in revenue and operating (loss) income for the periods presented. Please refer to Items 303(a)(3)(i) and 303(a)(3)(iii) of Regulation S-K for guidance.

Summit has included updated interim period disclosure on pages 73 to 77 and revised pages 80 and 81 to disclose what impact changes in volume, pricing, acquisitions, and any other material factor had on changes in revenue and operating (loss) income.

22.	Please expand your analysis of the changes in cement volumes and pricing for the interim periods presented to explain what the specific shift in customer mix was, why there was a shift, and whether the shift is expected to continue. Please also address this with the impact product mix had on asphalt pricing in the West segment. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

Summit has included in its updated interim period disclosure on pages 74, 75 and 76 an expanded analysis of the changes in cement volumes and pricing for the interim periods presented to account for the shift in customer mix, as well as to address the impact product mix had on asphalt pricing in the West segment.

23.	Please expand your analysis of the East region’s operating loss for the interim period to provide investors with a more comprehensive understanding of the material factors impacting the operating loss, why this segment continues to operate at a loss, what management is doing to address the continued losses, and management’s expectation as to when the loss will turn around. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

Summit respectfully notes that although the East region generated operating income in the nine months ended September 28, 2013 it recorded an operating loss in the nine months ended September 27, 2014, as a result of increased stripping costs in 2014, which occur on a three-year schedule. Consequently, Summit does not expect the year-to-date operating loss in the East region to continue. Summit has included in its updated interim period disclosure on page 77 an expanded analysis of the East region’s operating loss for the interim period.

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24.	We note that you recognized $68.2 million in goodwill impairment charges during fiscal year 2013 related to your Utah and Kentucky reporting units. The analysis you have provided for the West and East reportable segments does not provided investors with an insight as to the specific facts and circumstances that are negatively impacting these reportable segments for any of the periods presented that ultimately led to the recognition of the material impairment charge. Further, there is no indication as to whether any material uncertainty remains with these two reporting units and/or the carrying value of the assets that may be at risk for a future impairment charge. Further, if there are any other assets or asset groups that are generating breakeven or negative cash flows, disclosure should be provided for those assets or asset groups as well. Quantitative and qualitative disclosure is required to be provided for material uncertainties, which includes potential asset impairment charges. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Summit has revised pages 78 and 93 to provide additional details as to the specific facts and circumstances that ultimately led to the recognition of the goodwill impairment charges. Summit respectfully advises the Staff that it does not believe there are any remaining material uncertainties with the two reporting units and/or the carrying value of the assets that may be at risk for a future impairment charge, and that there are no other assets or asset groups that are generating breakeven or negative cash flows.

Liquidity and Capital Resources, page 80

25.	We note that you intend to enter into a Tax Receivable Agreement with your existing owners for which the payments are expected to be material. While we understand that this agreement has not impacted your historical financial statements, Item 303(a)(1) of Regulation S-K requires disclosure of known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in a material change to your liquidity. As such, please provide disclosures of the material terms of the tax receivable agreement or provide a cross reference to where the terms are already disclosed. Please also disclose (a) the range of the future payments you expect to pay under the agreement; (b) the anticipated timing of the payments (e.g., payments to the existing owners will be made two months after we file an income tax return in which step-up tax benefits that are part of the agreement are utilized); and how you intend to fund the required payments. Please also refer to Section 501.13 of the Financial Reporting Codification for guidance.

Summit has revised page 89 to include a cross-reference to the section of Amendment No. 1 with a detailed description of the Tax Receivable Agreement. Summit respectfully advises the Staff that the timing of any payments will depend on a number of factors, including: (i) the timing of exchanges, none of which are

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contemplated to occur prior to or in connection with the consummation of the offering; (ii) the price per share of Summit’s Class A common stock at the time of an exchange; (iii) the extent to which such exchanges are taxable; and (iv) the amount and timing of Summit’s income. Accordingly, the range and timing of future payments under the Tax Receivable Agreement may vary materially from any prediction of such payments that could be calculated based on certain assumptions. Consequently, Summit believes that presenting such information would not provide meaningful information to prospective investors.

In addition, Summit respectfully notes that it has included disclosure on page 149 with regard to the estimated aggregate amount that would be payable upon termination of the Tax Receivable Agreement. Because the termination payment represents the likely highest possible payment required to be made by Summit under the terms of the Tax Receivable Agreement, Summit respectfully advises the Staff that it provides investors with an understanding as to expected worst case impact that the Tax Receivable Agreement would have on Summit’s liquidity.

Summit has also revised page 89 to disclose that it expects to use cash flows from operations of its subsidiaries, available cash and available borrowings under its senior secured revolving credit facility to fund the required payments under the Tax Receivable Agreement.

26.	Please expand your disclosures to explain why you exclude the current portion of long-term debt and outstanding borrowings on your senior secured revolving credit facility from your working capital calculation.

Summit has revised page 84 to explain why the current portion of long-term debt and outstanding borrowings on the senior secured revolving credit facility is excluded from the working capital calculation.

27.	Please expand your disclosures to clarify if the $62.2 million of remaining borrowing capacity is available without violating any debt covenants.

Summit has revised page 84 to indicate that the borrowing capacity under the senior secured revolving credit facility is available to it in accordance with the covenants of the senior secured revolving credit facility and other material indebtedness.

28.	Please expand your disclosures to clarify if the funding commitments from your equity sponsors will be available subsequent to the offering.

Summit has revised page 85 to clarify that the funding commitments from the equity sponsors are not expected to be available subsequent to the offering.

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29.	Please disclose the amount of capital expenditures you anticipate spending for the remainder of fiscal year 2014.

Summit has revised page 88 to disclose the amount of capital expenditures it anticipates spending for the remainder of fiscal year 2014.

Critical Accounting Policies, page 87

Goodwill and Goodwill Impairment, page 88

30.	Please disclose whether there is any remaining goodwill allocated to the Utah and Kentucky reporting units.

Summit has revised page 93 to clarify that it does not believe that there is a risk that a material impairment charge will be recognized by the Utah and Kentucky reporting units.

Impairment of Long-Lived Assets, Excluding Goodwill, page 89

31.	Please disclose the carrying value of the long-lived assets tested for impairment for each the Utah and Kentucky reporting units. Please also disclose whether these reporting units have breakeven or negative cash flows. Finally, please provide investors with an understanding of the circumstances or events that management believes are reasonably possible to result in a material impairment charge for the long-lived assets of these two reporting units. In this regard, we know your disclosure that the carrying values of these reporting units may have been equal to the undiscounted cash flows.

Summit has expanded the disclosure on page 93 to detail the remaining goodwill balances allocated to the Utah and Kentucky reporting units.

Revenue Recognition, page 89

32.	Please disclose that no material contract adjustments were recognized for the most recent interim period presented and fiscal year 2011 in addition to fiscal years 2013 and 2012, or disclose the amount of contract adjustments recognized along with an explanation for the material adjustments.

Summit has revised page 94 to disclose that no material contract adjustments were recognized.

Business, page 93

Environmental and Government Regulation, page 113

33.	Please disclose whether you are currently in substantial compliance with the permitting requirements that are material to the operation of your business.

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Summit has revised pages 117 and 118 to indicate that it believes it is currently in substantial compliance with the permitting requirements that are material to the operation of its business.

Executive and Director Compensation, page 122

Role of the Compensation Consultant, page 125

34.	We note your disclosure that “[b]eginning in fall 2013, [you] retained an independent compensation consultant, Aon Hewitt” and that Aon Hewitt provided “compensation studies” and advised management “on executive compensation trends. . . .” We also note disclosure on page 125 that “[t]hrough 2013, [you] have not relied on market survey data in making decisions regarding executive compensation.” Please clarify whether the services provided by Aon Hewitt beginning in fall 2013, including Aon’s compensation studies and executive compensation trends analysis included any market survey data, including benchmarking studies, and if so, whether management or the board considered such information.

Summit has revised page 129 to clarify that Aon Hewitt provided services with respect to bonuses earned in 2013 but paid in 2014. Additionally, Summit respectfully advises the Staff that Aon Hewitt also conducted a benchmarking study relating to executive bonuses, which was considered by management and the board of directors in connection thereto.

Shares Eligible for Future Sale, page 164

Lock-Up Agreements, page 165

35.	Please briefly describe the “enumerated exceptions” that the underwriters would consider in determining whether to consent to the sale of shares of Class A common stock by the company, directors, executive officers and each of the pre-IPO owners before the lock-up period’s expiration.

Summit acknowledges the Staff’s comment and respectfully advises the Staff that the enumerated exceptions to the lock-up are currently under discussion with the underwriters. Accordingly, Summit will disclose such enumerated exceptions to the lock-up agreement in one or more future pre-effective amendments once they have been agreed.

Index to Financial Statements, page F-1

Audited Balance Sheet of Summit Materials, Inc.

(1) Organization, page F-4

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36.	Please disclose your fiscal year end.

Summit has revised page F-4 to disclose its fiscal year end.

Audited Consolidated Financial Statements of Summit Materials Holdings L.P.

(1) Summary of Organization and Significant Accounting Policies, page F-12

Property, Plant and Equipment, net, page F-14

37.	We note that the estimated useful lives range for plant, machinery and equipment is 3 – 40 years. We further note this category comprises 65.2% of gross property, plant and equipment. Please provide a more disaggregated presentation of the range of estimated useful lives into smaller and more meaningful categories, as the range of useful lives is very broad. Please also separately disclose the gross amount for each category in Note 7. For categories that still have a very broad range of useful lives, you should separately discuss the types of assets that fall in each part of the range and explain why these types of assets have a broad range for the useful lives.

Summit has revised page F-14 to provide a more disaggregated presentation of the range of estimated useful lives into smaller and more meaningful categories. Additionally, Summit has revised page F-21 to separately disclose the gross amount for each such category in Note 7.

38.	Please disclose the level you assess impairment of your long-lived assets (i.e., what is the lowest identifiable levels for which there are identifiable cash flows). Please refer to ASC 360-10-35-23 – 35-25 and example 4 of ASC 360-10-55-35 for guidance.

Summit has revised page F-14 to disclose the level at which it assesses impairment of its long-lived assets.

Intangible Assets, page F-15

39.	Please disclose the useful lives of your intangible assets.

Summit respectfully advises the Staff that it does not believe it is required to disclose the useful lives of intangible assets on an ongoing basis or that such information is material to prospective investors. FASB Accounting Standards Codification Topic 350, Accounting for Goodwill, advises disclosure of the weighted-average life of intangible assets in the year acquired if the related acquisition was material. Although Summit’s 2013 acquisitions were not material individually or in the aggregate, Summit does disclose the weighted-average life of the aggregated acquired intangible assets in an effort to provide meaningful information to prospective investors.

Additionally, Summit respectfully notes that FASB Accounting Standards Codification Topic 275, Risks and Uncertainties, provides guidance regarding whether to disclose information about estimates for which it is reasonably

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possible that the estimate may change and such a change would be material to the financial statements. Summit’s lease and reserve rights intangible assets, which as of December 28, 2013 were $16.3 million, or 94% of its total gross intangible assets, are related to mineral reserves, which typically have a long life (up to 30 years). Material changes in the estimated useful lives would be considered unusual given that temporary changes in annual production or sales are expected to normalize over the life of the intangible assets.

Fair Value Measurements, page F-16

40.	Please expand your disclosures for the $10.3 million reduction to the contingent consideration liability during fiscal year 2011 to provide investors with additional detail about what specifically caused the probability of achieving the specified targets to decline and identify the corresponding acquisition along with the reportable segment the acquisition is included. In this regard, we note that the $10.3 million gain impacted operating income by 41%.

Summit has expanded the disclosures on page F-17 to address the matters identified in the Staff’s comment.

(2) Acquisitions, page F-17

41.	Please disclose the purchase price, amount of deferred consideration and/or contingent consideration, and the amount of goodwill recognized for each of the acquisitions disclosed. Please also address this comment in your interim financial statements for Notes 2 and 13.

By way of background, Summit respectfully notes that FASB Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), outlines certain disclosure requirements applicable to reporting periods in which a material business combination is completed and whether a series of individually immaterial business combinations completed during the period are material in the aggregate. Summit evaluates the materiality of its business combinations in a given reporting period both individually and in the aggregate.

In Summit’s consideration of the materiality of acquired businesses, it looks to, among other things, the guidance under Item 2.01 of Form 8-K, for determining whether a business acquisition (or series of business acquisitions) is significant. For purposes of Item 2.01, Summit’s acquisitions completed between 2013 and September 27, 2014, both individually and in the aggregate and within each period, fell below the thresholds required for disclosure.

Summit also considered the acquired companies’ pre-acquisition revenues and operating earnings and the impact that including these operating results would have on Summit on a consolidated basis. The 2013 and 2014 pre-acquisition revenue of these companies did not exceed 1% or 5%, respectively, of Summit’s

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total 2013 and September 2014 year-to-date revenue. Beyond these considerations, Summit did not identify any qualitative factors that led it to otherwise conclude that the 2013 or 2014 acquisitions were material, either individually or in the aggregate.

Based on this approach, Summit respectfully submits that the 2013 and 2014 acquisitions were immaterial. If Summit concludes that any future business acquisition or series of acquisitions are material, it will include all of the disclosures required pursuant to ASC 805-10-50.

Nevertheless, because Summit is an acquisitive company, it acknowledges that prospective investors may deem aggregated information on immaterial acquisitions valuable. Accordingly, Summit has included an aggregated purchase price allocation table on page F-47 of its unaudited consolidated interim financial statements included in Amendment No. 1 for acquisitions completed in the nine months ended September 27, 2014.

In addition, Summit respectfully notes that only one acquisition between 2012 and 2014 included contingent consideration, namely, the acquisition of Alleyton in January 2014. Accordingly, Note 1, Summary of Organization and Significant Accounting Policies—Fair Value Measurements, to Summit’s unaudited consolidated interim financial statements included in Amendment No. 1 on page F-45 provides disclosure in this regard.

With respect to 2012, Summit respectfully notes that it completed one acquisition that it deemed material, specifically the acquisition of Norris Quarries, LLC on February 29, 2012. Accordingly, Summit has provided the required disclosure required by ASC 805-10-50 with respect to this acquisition, including unaudited pro forma revenue and net loss amounts on page F-18. Because Summit routinely acquires companies in its industry, it respectfully submits that disclosing disaggregated information on the purchase price, earnings and assets of acquired businesses would provide information to its competitors and future acquisition targets that would put it at a competitive disadvantage. Accordingly, Summit has provided the 2012 disclosure required by ASC 805-10-50 on an aggregated basis.

(3) Goodwill, page F-18

42.	Please expand to provide the disclosures required by ASC 820-10-50-2 and ASC 820-10-50-8 for the goodwill recognized at fair value on a non-recurring basis.

Summit has expanded the disclosures on pages F-18 and F-19 to address the matters identified in the Staff’s comments.

Securities and Exchange Commission	17	November 14, 2014

(19) Employee Long Term Incentive Plan, page F-32

43.	Please disclose the estimated fair value of the Class D units underlying those units granted during the periods presented as well as your basis for estimating such fair value. Address this comment as it relates to the units granted during the six months ended June 28, 2014. Please note that once you have disclosed the estimated IPO price range we may have comments regarding the estimated fair value of the Class D units underlying your most recent grants and will need sufficient time to evaluate.

Summit respectfully advises the Staff that, pursuant to Article 4-02 of Regulation S-X, it does not believe it is required to disclose the estimated fair value of the Class D interests unless material. Summit believes that the Class D interests granted in 2014 were not material, individually or in the aggregate. By way of illustration, for the nine months ended September 27, 2014, Summit granted (i) 410 time-vesting Class D-1 interests (with a total value of approximately $561,000), (ii) 410 performance-vesting Class D-1 interests (with a total value of approximately $876,000) and (iii) 123 performance-vesting Class D-2 interests (with a total value of approximately $166,000). Because Summit recognizes these expenses over the relevant vesting period, the incremental expense attributable to the nine months ended September 27, 2014 was only $37,000. Consistent with past practice, Summit applies the following assumptions to determine the value of its vested interests: (a) a risk-free rate of 0.68%; (b) a dividend yield of 0.00%; (c) a volatility rate of 58.0%; and (d) an expected term of three years. Additionally, Summit only recognizes expenses related to time vesting grants because the performance-vesting Class D interests vest under performance conditions that are not currently deemed probable, as defined in the applicable accounting literature, of occurring. Accordingly, due to the immateriality of the 2014 Class D grants, Summit has not disclosed the estimated fair value of the Class D interests or the basis for estimating such fair value. Summit understands that the Staff requires a reasonable amount of time for review in connection with this matter once the price range of Summit’s Class A common stock has been disclosed.

44.	Please disclose the performance criteria that are required to be met for the performance-vesting interests.

Summit has revised page F-34 to disclose the performance criteria that are required to be met for the performance-vesting interests.

Undertakings, page II-5

45.	Please include the undertaking required by Item 512(f) of Regulation S-K.

Summit has revised page II-5 to address the matter identified in the Staff’s comment.

Securities and Exchange Commission	18	November 14, 2014

*    *    *    *    *

Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Pamela Long
Tracey Houser
Al Pavot

Summit Materials, Inc.
Thomas W. Hill
Brian J. Harris
Anne Lee Benedict

Simpson Thacher & Bartlett LLP
Edward P. Tolley III

Davis Polk & Wardwell LLP
Michael P. Kaplan
Sophia Hudson

Annex A

[FORM OF OPINION OF SIMPSON THACHER & BARTLETT LLP]

Draft

[date]

Summit Materials, Inc.

1550 Wynkoop Street, 3rd Floor

Denver, Colorado 80202

Ladies and Gentlemen:

We have acted as counsel to Summit Materials, Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1 (File No. 333-[            ]) (as amended, the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the issuance by the Company of an aggregate of [                ] shares of Class A common stock, par value $0.01 per share (together with any additional shares of such stock that may be issued by the Company pursuant to Rule 462(b) (as prescribed by the Commission pursuant to the Act) in connection with the offering described in the Registration Statement, the “Shares”).

We have examined the Registration Statement and a form of the Amended and Restated Certificate of Incorporation of the Company (the “Amended Certificate”), which has been filed with the Commission as an exhibit to the Registration Statement. We also have examined the originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company.

Summit Materials, Inc.	-2-	[date]

In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that (1) when the Board of Directors of the Company (the “Board”) has taken all necessary corporate action to authorize and approve the issuance of the Shares, (2) when the Amended Certificate has been duly filed with the Secretary of State of the State of Delaware and (3) upon payment and delivery in accordance with the applicable definitive underwriting agreement approved by the Board, the Shares will be validly issued, fully paid and nonassessable.

We do not express any opinion herein concerning any law other than the Delaware General Corporation Law.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus included in the Registration Statement.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP